UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON JULY 30th, 2024

DATE, TIME AND PLACE: July 30th, 2024, at 10.30 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024; and (3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco and Fabiane Reschke presented the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 30th, 2024

(2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024.

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the Company's Quarterly Information Report (“ITRs”) raised on June 30th, 2024, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

(3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2024, dated as of June 30th, 2024.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Messrs. Leonardo Donato and Harisson Silva, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 2nd quarter of 2024, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 30th, 2024.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on June 30th, 2024, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, July 30th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer